

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Mark E. Jones
Chairman and Chief Executive Officer
Goosehead Insurance, Inc.
1500 Solana Blvd.
Building 4, Suite 4500
Westlake, Texas 76262

> **Re: Goosehead Insurance, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2018**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 5, 2018**
> **File No. 333-224080**

Dear Mr. Jones:

We have reviewed your registration statement and amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed April 5, 2018

Executive Compensation
Equity Compensation Plans
Goosehead Insurance, Inc. Omnibus Incentive Plan, page 111

1.  Please revise to disclose the vesting terms of the options you intend to grant upon the pricing of the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Richard D. Truesdell, Jr.